Exhibit 99.1

Alpha Tau Completes Patient Enrollment in its U.S. Pivotal Skin Cancer Study, Advancing Towards Goal of FDA Approval of Alpha DaRT® to Treat Recurrent Cutaneous Squamous Cell Carcinoma

- First U.S. pivotal study for Alpha Tau to have completed enrollment, representing a critical milestone on the path towards potential FDA pre-market approval (PMA); Company has already initiated PMA modular application process -

- Enrollment of all 88 patients completed in the ReSTART trial, a U.S. multicenter pivotal study evaluating Alpha DaRT® for the treatment of recurrent cutaneous squamous cell carcinoma (cSCC), for which the Alpha DaRT has received Breakthrough Device Designation from the FDA -

- ReSTART pivotal study builds on a foundation of clinical data from skin cancer studies conducted in Israel, Italy, France and the U.S. -

- cSCC is the second most common form of skin cancer, with a rising incidence and a significant unmet need for patients who have exhausted surgical and conventional treatment options -

Jerusalem, May 8, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the completion of enrollment in its ReSTART pivotal trial (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy), a U.S. multicenter study evaluating the efficacy and safety of intratumoral Alpha DaRT for the treatment of patients with recurrent cutaneous squamous cell carcinoma (cSCC). This is the first U.S. pivotal clinical study of Alpha Tau to have completed enrollment, representing a landmark milestone in the Company’s journey towards potential FDA PMA approval of Alpha DaRT in this indication.

Uzi Sofer, CEO of Alpha Tau, stated, “The completion of enrollment in the ReSTART pivotal trial is a watershed moment for Alpha Tau. Skin cancer was the very first clinical application of Alpha DaRT, and it has served as the cornerstone of our entire clinical development strategy. The years of evidence we have generated across multiple countries and numerous patients have consistently demonstrated the strength of our intratumoral radiotherapeutic approach - providing the foundation not only for this pivotal study, but also for our expanding clinical programs in additional indications. Completing enrollment in our first-ever U.S. pivotal trial - the study designed to support our first potential FDA approval - brings us closer than ever to potential commercialization. We look forward to continued progress on our modular PMA submission and to ultimately bringing Alpha DaRT to market.”

A pivotal study is a definitive clinical trial designed to provide the primary evidence of a medical product’s safety and efficacy upon which the FDA relies when evaluating whether to grant market approval. The completion of enrollment in the ReSTART trial marks a critical transition from patient recruitment to follow-up and data maturation, bringing Alpha Tau one step closer to a potential commercial approval of Alpha DaRT in the United States.

The ReSTART trial is a prospective, multicenter, single-arm, open-label pivotal study which enrolled 88 patients with biopsy-proven recurrent cSCC who have failed at least first-line standard-of-care therapy and who are not indicated for surgery or conventional treatment, and for whom no curative systemic treatment is available. The study’s co-primary endpoints are the objective response rate (ORR) based on confirmed best overall response, and the duration of response (DOR) at six months from the initial observation of response. Secondary endpoints include progression-free survival and overall survival at one year, overall duration of response, local control, and quality of life. With enrollment now complete, the study will proceed through its follow-up period to allow for assessment of these primary and secondary endpoints.

Cutaneous squamous cell carcinoma is the second most common form of skin cancer, with an incidence that continues to rise globally. While surgical excision effectively treats the majority of cSCC cases, a meaningful subset of patients develops recurrent disease that can no longer be managed with surgery or conventional treatments. For these patients there remains a significant unmet need for effective, well-tolerated treatments. Alpha DaRT, designed to deliver a targeted intratumoral radiotherapeutic treatment directly to the tumor, seeks to offer a new approach for this underserved population.

The ReSTART pivotal study builds on a robust foundation of clinical evidence generated through multiple skin cancer studies conducted in Israel, Italy and France, as well as a pilot study in the U.S. Together, clinicians in these studies have treated hundreds of tumors and have consistently observed promising efficacy and favorable safety of Alpha DaRT. Alpha Tau has received Breakthrough Device Designation from the FDA for Alpha DaRT in the treatment of recurrent cSCC, and submitted the first module of its modular PMA application in January 2026.

Robert B. Den, MD, Chief Medical Officer of Alpha Tau, stated, “Alpha DaRT’s journey in skin cancer has spanned years and continents. It began with foundational studies in Israel and Italy, expanded to France, and progressed to a pilot study in the United States - each study building upon the last and reinforcing the clinical evidence behind this technology. The ReSTART pivotal study, with a very large patient population of 88, represents the most rigorous evaluation of Alpha DaRT to date, and I want to express my sincere gratitude to all of the principal investigators who recruited patients into this trial. Their belief in the potential of Alpha DaRT to make a real difference for patients with recurrent cSCC - patients who have exhausted surgical and other curative options - has been instrumental in reaching this milestone. It is their commitment to clinical excellence and to their patients that brought us to this point.”

Liron Dimnik, VP Clinical Affairs at Alpha Tau, commented, “Completing enrollment in a multicenter pivotal trial is an enormous operational undertaking, and I am incredibly proud of the team that made it happen. I want to thank our clinical operations team at Alpha Tau, who worked tirelessly to ensure that every aspect of the study - from site activation to data quality to regulatory compliance - was executed to the highest standards. I also want to recognize the physicians, study coordinators and site teams at every participating center, whose day-to-day dedication to patient care and protocol adherence is the backbone of any successful clinical trial. We now transition into the follow-up phase with confidence, knowing that the foundation we have built together is strong.”

About the ReSTART Trial

The ReSTART trial (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy) is a prospective, multicenter, single-arm, open-label pivotal clinical study evaluating the efficacy and safety of intratumoral Alpha DaRT for the treatment of patients with recurrent cutaneous squamous cell carcinoma (cSCC) who have failed at least first-line standard-of-care therapy and are not indicated for surgery or conventional treatment. The study enrolled 88 patients across clinical centers in the United States, Israel, and Canada. The co-primary endpoints are the objective response rate (ORR) based on confirmed best overall response and the duration of response (DOR) at six months from the initial observation of response. Secondary endpoints include progression-free survival and overall survival at one year, overall duration of response, local control, and quality of life. Alpha DaRT has received Breakthrough Device Designation from the FDA for this indication, and the Company submitted the first module of its modular pre-market approval (PMA) application in January 2026. Additional information about the trial can be found at https://clinicaltrials.gov/study/NCT05323253.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal intratumoral treatment of solid tumors. Alpha DaRT sources are inserted directly into the tumor, where they release short-lived therapeutic particles that disperse locally with the goal of destroying the tumor. Since the therapeutic effect is confined to a short distance, Alpha DaRT aims to mainly affect the tumor and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment in patients with recurrent cSCC, including the potential benefits and associated risks, future applications and uses, the ReSTART pivotal study, the PMA submission, and potential indication approvals, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com